FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KREDITANSTALT FÜR WIEDERAUFBAU

(Name of Registrant)

and

KfW INTERNATIONAL FINANCE INC.

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED

(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on
Title of Issue	registration is effective	which registered

N/A	N/A	N/A

*	The registrants file annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

ROBERT M. THOMAS, JR.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

SIGNATURES
EXHIBIT INDEX
Exhibit (i)

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003 as follows:

1.	The exhibit index is hereby amended by adding:

“(i)	Amended and Restated Agency Agreement, dated October 7, 2004”

2.	Exhibit (i) attached hereto is hereby inserted following Exhibits (g) and (h) that were filed on Form 18-K/A on September 17, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrants Kreditanstalt für Wiederaufbau and KfW International Finance Inc. have each duly caused this amendment to be signed on their respective behalves by the undersigned, thereunto duly authorized,

KREDITANSTALT FÜR WIEDERAUFBAU

By:	/s/ Hans W. Reich
Hans W. Reich Managing Director

By:	/s/ Detlef Leinberger
Detlef Leinberger Managing Director

KfW INTERNATIONAL FINANCE INC.

By:	/s/ Dr. Volker Gross
Dr. Volker Gross General Counsel, Vice President and Secretary

Date:  October 8, 2004

EXHIBIT INDEX

Exhibit	Description
(i)	Amended and Restated Agency Agreement, dated October 7, 2004